                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                ________________



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                                October 19, 2001



                                _______________



                               IFCO SYSTEMS N.V.
                (Translation of registrant's name into English)



                          RIVIERSTAETE, AMSTELDIJK 166
                       1079 LH AMSTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)



                                 ______________



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F    [X]                   Form 40-F    [_]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes [_]                       No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):__________________ N/A.
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AD HOC DISCLOSURE

     The ad hoc disclosure dated October 19, 2001, and filed by the registrant with the Frankfurt Stock Exchange on October 19, 2001, regarding the completion of the registrant's sale of certain of its pallet manufacturing facilities in the United States, is attached to this report as Appendix A.
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    IFCO SYSTEMS N.V.
                                    (Registrant)


Date: October 25, 2001              By: /s/ Michael W. Nimtsch
                                        -------------------------------
                                        Michael W. Nimtsch
                                        Senior Executive Vice President and
                                        Chief Financial Officer
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                                                                      APPENDIX A

IFCO Systems N.V. announces sale of Pallet Manufacturing

Ad-hoc-announcement transmitted by DGAP.
The issuer is solely responsible for the content of this announcement.
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AMSTERDAM, October 19, 2001, IFCO Systems N.V, announced today that it has completed the sale of 12 pallet manufacturing facilities in Florida, Georgia, Indiana, Louisiana, Maine, North Carolina, Texas and Wisconsin to PalletOne, Inc.

The businesses sold for USD48.25m. After a loan due to IFCO, to be repaid within 6 to 12 months in the amount of USD1.76m and associated transaction costs, the net cash proceeds of USD45.3m will be used to pay down debt.

IFCO Systems will remain the largest pallet recycling services company in North America with over 60 facilities throughout United States and Canada. IFCO Systems is a global logistics systems and service provider with an international network of more than 160 facilities, primarily in North America and Europe. IFCO Systems operates round-trip container (RTC) systems, which include containers for consumer goods, pallets and industrial containers. IFCO Systems owns and manages the leading rental pool of round-trip containers for consumer goods in Europe and the second largest rental pallet pool in North America. It is also the largest provider of recycled pallets and industrial container reconditioning services in North America.